As Filed with the Securities and
Exchange Commission on April 26, 2007                     Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                         For American Depositary Shares

                                   ----------

                          WHITE ENERGY COMPANY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                          The Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                 Title of each class of                     Amount         Proposed maximum    Proposed maximum     Amount of
              Securities to be registered              to be registered    Aggregate price         aggregate       registration
                                                                             per unit (1)      offering price (1)      fee
-------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each American Depositary      50 million             $.05              $2,500,000         $76.75
Share representing ordinary shares of White Energy         American
Company Limited.                                          Depositary
                                                            Shares
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                 Location in Form of
                                                 American Depositary Receipt
        Item Number and Caption                  Filed Herewith as Prospectus
        -----------------------                  ----------------------------

(1)     Name and address of Depositary           Introductory Article and Face
                                                 of American Depositary Receipt,
                                                 bottom center

(2)     Title of American Depositary Receipts    Face of American Depositary
        and identity of deposited securities     Receipt, top center

        Terms of Deposit:


        (i)    The amount of deposited           Face of American Depositary
               securities represented by one     Receipt, upper right corner
               unit of American Depositary
               Shares

        (ii)   The voting, if any, of the        Articles (15), (16), (18)
               deposited securities              and (24)

        (iii)  The procedure for collection      Articles (4), (6), (7), (9),
               and distribution of dividends     (12), (14), (15), (17)and (18)

        (iv)   The procedures for transmission   Articles  (11), (15), (16),
               of notices, reports and proxy     (17), (19), (20) and (21)
               soliciting material

        (v)    The sale or exercise of rights    Articles (12), (13), (14), (15)
                                                 and (18)

        (vi)   The deposit or sale of            Articles (7), (12), (14), (15),
               securities resulting from         (17) and (18)
               dividends, splits or plans of
               reorganization

        (vii)  Amendment, extension or           Articles (20) and (21)
               termination of the Deposit
               Agreement

        (viii) Rights of holders of receipts     Article (11)
               to inspect the transfer books
               of the Depositary and the list
               of holders of receipts

                                                 Location in Form of
                                                 American Depositary Receipt
        Item Number and Caption                  Filed Herewith as Prospectus
        -----------------------                  ----------------------------

        (ix)   Restrictions upon the right       Articles (2), (3), (4), (5),
               to deposit, transfer or           (6), (8) and (25)
               withdraw the underlying
               securities

        (x)    Limitation upon the liability     Articles (13), (14), (18), (21)
               of the Depositary                 and (22)

(3)     Fees and Charges                         Article (7)

Item 2. Available Information

                                                 Location in Form of
                                                 American Depositary Receipt
        Item Number and Caption                  Filed Herewith as Prospectus
        -----------------------                  ----------------------------

2(a)    Public reports furnished by Issuer.      Article (11)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ______________, 2007, among White Energy Company Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Shares issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an American Depositary Share at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 26, 2007.

                                                 By: THE BANK OF NEW YORK,
                                                        as Depositary

                                                 By: /s/ Joanne F. Di Giovanni
                                                     ---------------------------
                                                     Name: Joanne F. Di Giovanni
                                                     Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, White Energy Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sydney, in the Commonwealth of Australia on April 26, 2007.

                                             WHITE ENERGY COMPANY LIMITED

                                             By: /s/ Mr. John Charles Atkinson
                                                 -------------------------------
                                                 Name: Mr. John Charles Atkinson
                                                 Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on April 26, 2007.

Name                                Title
----                                -----

/s/ Mr. John Charles Atkinson       Managing Director, Executive Director
-----------------------------       (Principal Executive Officer)
Mr. John Charles Atkinson

/s/ Mr. Ivan Maras                  Chief Financial Officer
-----------------------------       (Principal Financial and Accounting Officer)
Mr. Ivan Maras

/s/ Mr. John Vern McGuigan          Non-Executive Director
-----------------------------
Mr. John Vern McGuigan

/s/  Joanne F. Di Giovanni          Authorized Representative in
-----------------------------       the United States
The Bank of New York
Name: Joanne F. Di Giovanni
Title: Vice President

                                INDEX TO EXHIBITS

Exhibit
Number
-------
  (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ______________, 2007, among the Issuer, the Depositary and each Owner and holder from time to time of American Depositary Shares issued thereunder.

  (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.